EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

GPC Partners Investments (Elevate) LP

Signature:	/s/ Lewis A. (Lee) Sachs
Name/Title:	Managing Partner of Manager of General Partner
Date:	August 14, 2026

Gallatin Point Capital LLC

Signature:	/s/ Lewis A. (Lee) Sachs
Name/Title:	Managing Partner of Manager
Date:	August 14, 2026

GPC Partners GP LLC

Signature:	/s/ Lewis A. (Lee) Sachs
Name/Title:	Managing Partner of Manager
Date:	August 14, 2026

Gallatin Point Holdings LP

Signature:	/s/ Lewis A. (Lee) Sachs
Name/Title:	Managing Partner
Date:	August 14, 2026

Botein Matthew

Signature:	/s/ Matthew Botein
Name/Title:	Matthew Botein
Date:	August 14, 2026

Sachs Lewis A

Signature:	/s/ Lewis A. (Lee) Sachs
Name/Title:	Lewis A. (Lee) Sachs
Date:	August 14, 2026